

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

April 26, 2012

<u>Via E-mail</u>
Terry L. Robinson
President and Chief Executive Officer
Manhattan Bancorp
2141 Rosecrans Ave., Suite 1100
El Segundo, California 90245

> **Re: Manhattan Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 16, 2012**
> **File No. 333-179137**

Dear Mr. Robinson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary, page 1</u>

1. We note the new disclosure on dilution and controlling interest, but do not see the requested disclosure on the conflicts of interest inherent in the transaction. Please provide a clear and prominent statement of the conflicts of interest.

<u>Mergers Generally Tax-Free to Shareholders, page 7</u>

2. Please revise to state that tax counsel opined that the transaction will be tax free to shareholders. Specifically, clearly state the opinion on the tax consequences and eliminate the uncertainty in the language of the first two sentences such as: "<u>structured to</u>

qualify as a reorganization" and "counsel…has rendered an opinion indicating that the material United States federal income tax consequences…"

3. Also, revise this disclosure to be consistent with changes made in the tax discussion and to the exhibit 8.1 opinion.

U.S. Federal Income Tax Consequences of the Mergers, page 80

1. Please reconcile the inconsistencies between your opinion in Exhibit 8.1 and your prospectus disclosure on page 82. If, as it appears, counsel's full tax opinion will be included in this section of the prospectus (and the exhibit 8.1 opinion will be a short form opinion confirming counsel's opinion in the document), make this section an opinion by removing the statement that the opinion "appears as Exhibit 8.1" and clearly state all material underlying assumptions, qualifications, and limitations.

2. If your opinion in exhibit 8.1 will be a long form opinion, summarize it here and state that the opinion is filed as an exhibit. You must opine on all the material tax consequences in your opinion.

3. Please revise the statement in paragraph two on page 82 that the tax opinion "has no binding effect or official status of any kind" to clearly limit this statement of effect and status of the opinion to the IRS, as seems to be your intent. Revise with a view towards a shareholder's right to rely on the opinion.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 98

Note 1. Basis of Presentation, page 101

1. Please refer to the response to comment 36 of our February 17, 2012 letter. Please revise to clarify why you are using a calculated price per share for Manhattan's common stock to prepare the pro forma financial statements since you disclose elsewhere that the merger consideration is to be based on the book values of the respective companies. It would appear that more clarity as to the potential affect of those values on the business combination may be provided by using the respective book values as of a current date.

Note 3. Preliminary Pro Forma Adjustments, page 103

2. Please refer to adjustment B and revise to clarify how applying a flat discount rate to the loan portfolio complies with the requirements of ASC 310-30. Disclose how you identified and measured loans to be acquired with evidence of credit impairment. Also, disclose how you determined the allocation as presented in the table in pro forma adjustment B.

<u>Financial Statements of CGB Holdings, Inc and Subsidiaries, beginning on page F-1</u>

3. Please revise the face of the consolidated balance sheets to parenthetically disclose the allowance for loan losses.

<u>Exhibits</u>

<u>Exhibit 5.1, Legal Opinion</u>

1. File a signed and dated opinion in the next amendment.

<u>Exhibit 8.1, Tax Opinion</u>

2. We note the statement in your draft opinion: "In our opinion, such discussion of those consequences, insofar as it summarizes matters of United States federal income tax law, and subject to the qualifications, exceptions, assumptions and limitations described therein and herein, is accurate in all material respects." Please revise to clarify that Bingham McCutchen LLP opines on the tax consequences, not the manner in which they are described in the prospectus. Although the tax discussion in the prospectus appears to be intended as counsel's tax opinion, the Exhibit 8 opinion must clearly confirm the opinion.

3. File a signed and dated opinion in the next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at 202-551-3851 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney